SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Management Proposal for the Extraordinary General Meeting to be held on December 29, 2023

Eletrobras

CALL NOTICE	3
MANAGEMENT PROPOSAL	5
1. Clarifications on the Merger	5
1.1. Objective	5
1.2. Overview of the Merger	6
1.3. Additional Information	8
PARTICIPATION GUIDE	10
2. EGM Procedures	10
2.1. Installation and Approval Quorums	10
2.2. Voting Rights on the Agenda	10
2.3. Admissibility and Attendance at the Meeting	10
3. Conclusion	21
LIST OF ANNEXES	22
ANNEX 1	23
ANNEX 2	29
ANNEX 3	38
ANNEX 4	49
ANNEX 5	60
ANNEX 5-A	62
ANNEX 6	66
ANNEX 7	69
ANNEX 8	71
ANNEX 9	73
ANNEX 9-A	75
ANNEX10	77
ANNEX 11	80

CALL NOTICE

We hereby call on the shareholders of Centrais Elétricas Brasileiras S.A – Eletrobras ("Eletrobras" or "Company") to attend the Extraordinary General Meeting (“EGM”) as follows:

Date: December 29, 2023

Time (BRT): 2:00 p.m.

The EGM will be held entirely remotely pursuant to article 124, paragraph 2-A of Law No. 6,404 of December 15 of 1976 (“Brazilian Corporate Law”), article 5, paragraph 2, item I and article 28, paragraphs 2 and 3, of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), and the article 18, paragraph 1, of the Company’s Bylaws, on first call, on December 29, 2023, at 2:00 pm (BRT), through the digital platform Zoom (“Digital Platform”), to resolve on the agenda below.

Agenda

1.               Ratify the appointment of Impacto Consultores Associados as the appraisal firm responsible for preparing the appraisal report on the net book value of Furnas – Centrais Elétricas S.A. (“Accounting Appraisal Report” and “ELETROBRAS Furnas”, respectively);

2.               Approve the Accounting Appraisal Report;

3.               Approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Protocol and Justification of the Merger, entered into by the managers of the Company and ELETROBRAS Furnas, which establishes the terms and conditions of the merger of ELETROBRAS Furnas into the Company ("Merger" and "Protocol and Justification", respectively);

4.               Approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Merger, under the terms of the Protocol and Justification; and

5.               Authorize, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the managers of Eletrobras to carry out all the acts necessary to implement the Merger.

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Message from the Board

The resolution on the agenda represents an essential step in the intended corporate reorganization of the Company and is contained in the set of enablers of its strategic planning. The Merger's primary scope is to unlock value levers associated with the efficient and effective integration of the management and safety of people, assets and businesses of the Companies involved, with the expansion of their competitiveness in a single corporate environment that promotes meritocratic and high-performance practices, ensures the safety of people, assets and the environment and adopts the best ESG (Environmental, Social and Governance) practices, aiming for the Company's longevity and the generation of sustainable value for all its stakeholders.

Among the various synergistic benefits resulting from this transaction, which are set out in the Protocol and Justification, are the restructuring, standardization and consolidation of operational, administrative and tax activities in line with best market practices and the adoption of a single, robust corporate governance system that will allow for greater speed and quality in the related decision-making process.

The Company has prepared this Management Proposal in a concise and objective format to provide its shareholders with the relevant information on the agenda, making the Investor Relations area available for any additional clarifications.

Service Channels Site: https://ri.eletrobras.com/ E-mail: assembleiavirtual@eletrobras.com E-mail: ombudsman-ri@eletrobras.com Telephones: (21) 2514-6333 Fax: (21) 2514-5964

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MANAGEMENT PROPOSAL

To ease comprehension and the consideration of the agenda, the Company hereby presents clarification and comments on the Management Proposal.

1.               Clarifications on the Merger

1.1.          Objective

The merger of companies is a legitimate instrument of corporate reorganization and concentration that is widely used by economic groups in search of synergies, operational gains, cost reductions, simplification of corporate structures, faster decision-making and an increase in the group's competitiveness and efficiency in relation to competitors.

The objective of the transaction put to shareholders for deliberation is to ensure the merger of ELETROBRAS Furnas, with its consequent extinction and the assumption of all its rights and obligations by Eletrobras. This transaction is justified as being in the interest of all stakeholders, given that ELETROBRAS Furnas has Eletrobras as its sole shareholder and, as a result of the merger, the business activities previously carried out by ELETROBRAS Furnas will now be carried out directly by Eletrobras, which is subject to the highest standards and practices of corporate governance and management, including strict rules of transparency and accountability that benefit all its shareholders and other stakeholders.

The Merger represents an initiative included in the set of enablers of the Company's strategic planning, whose primary scope is to unlock value levers associated with the efficient and effective integration of the management and safety of people, assets and businesses of the Companies involved, with the expansion of their competitiveness in a single corporate environment that promotes meritocratic and high-performance practices, ensures the safety of people, assets and the environment and adopts the best ESG (Environmental, Social and Governance) practices, aiming for the Company's longevity and the generation of sustainable value for all its stakeholders.

Among the various synergistic benefits resulting from this transaction, which are set out in the Protocol and Justification (ANNEX 2), are the restructuring, standardization and consolidation of operational, administrative and tax activities in line with best market practices and the adoption of a single, robust corporate governance system that will allow for greater speed and quality in the related decision-making process.

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1.2.          Overview of the Merger

(i)                          Introductory remarks

The merger of companies is provided for in article 227 of the Brazilian Corporate Law. Under the terms of this legal provision, in such mergers, one company is absorbed by another, which succeeds it in all its rights and obligations. In this type of transaction, therefore, there is a total transfer of the assets of one or more companies to the assets of another, resulting in the extinction of the absorbed company.

As a result of the extinction of the company being merged, the assets that constituted its assets become the property of the merging company, which also becomes liable, by succession, for the solution of the merged company's obligations.

(ii)                         Inapplicability of Capital Stock Increase and Issuance of New Shares

When one company is merged into another, there is usually an increase in the stock capital of the merging company, which is paid for by absorbing the net equity of the merged company.

However, in the case of the merger of a wholly-owned subsidiary (ELETROBRAS Furnas) by its sole shareholder (Eletrobras), due to the absence of minority shareholders participating in the capital stock of ELETROBRAS Furnas and the consequent absence of an asset increase of the absorber company, there will be no increase of the capital stock of Eletrobras and, consequently, no new shares will be issued by Eletrobras as a result of the Merger.

(iii)                       No Exchange Rate (Substitution of Shares)

In general, a such transactions would result in the issue of new shares by the absorber company, in order to deliver these shares to the shareholders of the merged company, as a compensation for the merger and the resulting termination of the company of which they were shareholders. The exchange rate of the merged company shares to the absorber company (substitution of shares) would be defined on the basis of the provisions of item I of article 224 of the Corporations Law, among other applicable rules, including article 264 of the same law.

However, in the case of the merger of a wholly-owned subsidiary (ELETROBRAS Furnas) by its sole shareholder (Eletrobras) and the consequent absence of minority shareholders

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participating in the capital stock of ELETROBRAS Furnas and the absence of the issue of new shares by Eletrobras, it is not necessary to define an exchange ratio between the shares of the companies involved, and the preparation of appraisal reports for this purpose is not necessary, as decided unanimously by CVM in the Board Decision of February 15, 2018, within the scope of CVM Proceeding No. 19957.011351/2017-21, and published in Circular/Annual Letter-2023-CVM/SEP.

(iv)                       Inapplicability of Right of Withdrawal

In a merger, shareholders of the merged company who abstain from voting, vote against or do not attend the respective general meeting approving the merger (so-called "dissenting shareholders") could withdraw from the company by reimbursing the value of their shares, as provided for in article 136, item IV, and article 137 of the Brazilian Corporate Law.

However, since ELETROBRAS Furnas has no minority shareholders, no right of withdrawal applies.

It should be noted that there is no legal provision for withdrawal rights for dissenting shareholders of the absorber company (Eletrobras).

(v)                         Proceedings

The merger procedure requires that the shareholders of both companies involved resolve on the transaction at the General Meeting and approve the protocol and justification, which is drawn up under the terms of articles 224 and 225 of the Brazilian Corporate Law.

It will be necessary to observe the following corporate governance procedures of both companies involved in the Merger, which includes:

(a)             Company:

•	Approval by the Board of Executive Officers, pursuant to article 39, item I, of the Company's Bylaws (ANNEX 6);
•	Issuance of an opinion by the Audit and Risk Committee, under the terms of its Internal Regulations (ANNEX 7)

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•	Issuance of an opinion by the Strategy, Governance and Sustainability Committee, under the terms of its Internal Regulations (ANNEX 8);
•	Issuance of an opinion by the Fiscal Council on the Merger, pursuant to article 163, item III, of the Brazilian Corporate Law, and article 45, item III, of the Company's Bylaws (ANNEXES 9 and 9-A);
•	Approval by the Board of Directors, pursuant to article 31, items VII and XIII, of the Company's Bylaws (ANNEX 10); and
•	Approval by the General Meeting, pursuant to article 122, item VIII, of the Brazilian Corporate Law, and article 18 of the Company's Bylaws.

(b)             ELETROBRAS Furnas:

•	Approval of the Protocol and Justification by the Board of Executive Officers, pursuant to article 224 of the Brazilian Corporate Law (ANNEX 11); and
•	Approval by the General Meeting, pursuant to article 122, item VIII, of the Brazilian Corporate Law, and article 10, item II, of the bylaws of ELETROBRAS Furnas, at a later date.

In addition, under the terms of the Protocol and Justification, the implementation of the Merger is subject to the satisfaction of the Suspensive Conditions (as defined in the Protocol and Justification), i.e.: obtaining prior consent from the National Electric Energy Agency - ANEEL, in accordance with article 5 of Annex I of ANEEL Normative Resolution No. 948, of 2021, and from certain creditors, holders of debentures and/or commercial notes.

1.3.          Additional Information

As informed in the Protocol and Justification presented in ANNEX 2, the managers of the Company and ELETROBRAS Furnas propose that ELETROBRAS Furnas be merged into Eletrobras based on the value of the accounting net equity of ELETROBRAS Furnas, as indicated in the Accounting Appraisal Report in ANNEX 3.

In compliance with articles 22 and 25 of CVM Resolution 81, the Company presents in ANNEXES 4 and 5 the information indicated in Annexes I and L of CVM Resolution 81,

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which refer, respectively, to information on the Merger and the companies involved and on the appraiser responsible for preparing the Accounting Appraisal Report.

Additional detailed information on the proposed Merger can be found in the Protocol and Justification (ANNEX 2).

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PARTICIPATION GUIDE

To ease comprehension and the consideration of the agenda, the Company hereby presents the relevant information regarding the procedures for installation, attendance and conduction of the EGM.

2.               EGM Procedures

2.1.          Installation and Approval Quorums

Pursuant to article 125 of the Brazilian Corporate Law, for the installation of the EGM on first call, the attendance of shareholders and/or their legal representatives holding any shares corresponding to at least, 1/4 of the total votes conferred by the Company's voting shares is necessary.

If the installation quorum is not reached, the Company will provide a new call notice with, at least, 8 days in advance. On second call, the EGM will be installed upon the presence of any number of shareholders.

With regard to the approval quorum, pursuant to article 6 of the Eletrobras Bylaws (described in item 'viii' below), the matters on the agenda will be approved by an absolute majority of the votes of the shareholders present at the Meeting, as provided for in article 129 of the Brazilian Corporate Law.

2.2.          Voting Rights on the Agenda

•         Shareholders holding common shares: Will be entitled to vote, subject to the restriction of article 6 of the Company’s Bylaws.

•         Shareholders holding preferred shares: They will not have voting rights.

2.3.          Admissibility and Attendance at the Meeting

(vi)            Documents Required for Participation in the Meeting

To attend the EGM, the shareholders must be holders of shares issued by the Company, and present the following documents, as listed in the Call Notice:

a)	if an individual, a copy of the official ID document with a recent photo, national validity and within its validity period (if applicable), or if represented by an attorney-

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in-fact, a copy of the power of attorney granted for less than 01 year and the official ID document with photo, provided that such attorney-in-fact shall be another shareholder, Company’s officer or an attorney regularly registered with the Brazilian Bar Association (OAB);

b)	if a legal entity, (i) updated bylaws of the shareholder and the documents that provides representative powers for its legal representative within the scope of the EGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (ii) if it is the case, the power of attorney granted in accordance with the law and/or the shareholder’s articles of incorporation, as well as the official ID document with a recent photo of the attorney-in-fact; or
c)	if an investment fund, a copy of the current and consolidated fund regulations, bylaws or articles of association of the administrator or of the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo, valid nationally.

The presentation of the hard copies of the shareholders' documents of representation to its office is exempt, as well as the signature recognition of the grantor in the power-of-attorney for representation of the shareholder, the notarization, consularization, apostille and sworn translation of all the foreign shareholder's representation documents being the submission of a simple copy of the original copies of such documents through the website https://qicentral.com.br/m/age-eletrobras is sufficient. The Company will only accept powers-of-attorney granted by shareholders by electronic means containing digital certification within the standards of the Brazilian Public Key Infrastructure (ICP-Brasil) system or by any other means that proves the authorship and integrity of the document in electronic form.

(vii)          Shareholder Representation

Pursuant to paragraph 1 of article 126 of the Brazilian Corporate Law and “CVM Precedent” (as defined in the Call Notice), the shareholder may be represented at the Meeting in the following ways:

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a)	if an individual, by an attorney-in-fact appointed for less than 1 year (who must be a shareholder, Company’s officer or an attorney regularly registered with the Brazilian Bar Association);
b)	if legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its articles of incorporation or bylaws and in accordance with the rules of the rules of Law No. 10.406, of January 10, 2002 ("Brazilian Civil Code"); or
c)	if an investment fund, by its administrator and/or manager, or by an attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code.
(viii)	Declaration of Membership in a Group of Shareholders

Pursuant to article 6 of Eletrobras’ Bylaws, none Brazilian or foreign, public or private shareholder nor group of shareholders may exercise voting rights in a number greater than the equivalent of 10% of the total number of shares of the Eletrobras voting capital, regardless of their stake in the capital stock.

Pursuant to article 7 of Eletrobras’ Bylaws, it is not allowed to enter into shareholders' agreements with the purpose of regulating the exercise of voting rights on a number greater than the equivalent of 10% of the total number of shares into which the voting capital of Eletrobras is divided.

Pursuant to article 8 of the Eletrobras’ Bylaws, the definition of "group of shareholders", for purposes of restricting the exercise of voting rights, includes two or more shareholders who:

a)	are (i) parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; (ii) directly or indirectly, controlling shareholder or controlling company of the other or others; (iii) companies directly or indirectly controlled by the same person or company, or group of persons or companies, whether shareholders or not; (iv) companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other types of organization or undertaking with the same directors or managers, or whose directors or managers are companies

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directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; and

b)	are any shareholders represented by the same agent, manager or representative in any capacity, except (b.1) in the case of holders of securities issued under the Company's ADR program, when represented by the respective depositary bank; or (b.2) in the case of shareholders who are represented by the attorneys-in-fact indicated by the Company in the item "Representation at the Meeting" of the Management Proposal, in both cases provided they do not fit into any of the hypotheses contemplated in the aforementioned article.

In the case of investment funds with a common manager or administrator, only those whose investment and voting policy at shareholders' meetings is the responsibility of the manager or administrator shall be considered to be members of a group of shareholders.

Due to the limitation on the exercise of voting rights provided for in articles 6 and 7 of the Company's Bylaws, Eletrobras requests, for the purposes of a timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of its Bylaws inform the members of any possible shareholder group up to 2 days before the date set for the EGM, that is, by 11:59 pm of December 27, 2023, by sending the "Declaration of Membership In a Group of Shareholders" (as defined in the Call Notice) exclusively to the website address https://qicentral.com.br/m/age-eletrobras, specifying the following:

a)	if they are part of a voting agreement and if there are other members of the agreement and their respective interest;

b)	if they are part of an economic group of companies or group of entities with common management or administration or under the same command; and

c)	if they are represented by the same agent, manager or representative in any capacity.

The model of Declaration of Membership In a Group of Shareholders is made available by the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/).

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Shareholders who do not fit into the legal situations contemplated in article 8 of the Bylaws will not need to send the aforementioned declaration, and the Company will consider that such shareholders state that they do not belong to any "shareholder group" and that they are responsible for such statement, given the informational duty provided for in the Company's Bylaws.

Furthermore, as provided for in article 8, paragraph 5 of the Company's Bylaws, the chairman and secretary of the Meeting may, if they deem necessary, request documents and information from shareholders to verify whether a shareholder belongs to a "group of shareholders" that may hold 10% or more of the Company's voting capital.

(ix)            Registration and Accreditation for Participation in the Meeting

Shareholders who wish to attend the EGM, in order to manifest themselves and/or exercise the right vote, via the Digital Platform, must complete all registration data at the website https://qicentral.com.br/m/age-eletrobras and attach all documents supporting the qualification (in full and as listed above) to the aforementioned website at least 02 days prior to the date set for the EGM, i.e., until at 11:59 p.m. on December 27, 2023.

To access the system:

a)	If the shareholder is registered with the platform, they must use the same access credentials, entering his/her e-mail address and password; and
b)	If it is the shareholder’s first access, you must click on "Register Now", and enter your email address. After that, the system will send a verification code to the informed e-mail address so that the shareholder can complete his/her registration.

The Company will verify the documents and the shareholders will receive confirmation of their admissibility to attend the EGM via Digital Platform. In case of insufficient documentation, the shareholder shall provide the remaining documentation on the website https://qicentral.com.br/m/age-eletrobras until at 11:59 p.m. on December 27, 2023.

If applicable, the attorney-in-fact shall complete the registration with their information on the website https://qicentral.com.br/m/age-eletrobras and on the same website indicate each shareholder that he is representing and provide the respective documents

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attesting the shareholders status and representation as mentioned above. After the attorney-in-fact complete the register, they will be redirected to the register of the represented shareholders, however, if they leave the website page and wish to add more represented shareholders, the attorney-in-fact will need to access the website https://qicentral.com.br/m/age-eletrobras and login with the password created at the time of the registration.

The attorney-in-fact will receive individual confirmation on the qualification status of each shareholder registered in their register and will provide, if necessary, the complementation of documents.

If representing more than one shareholder, the attorney-in-fact may only vote at the EGM by the shareholders whose qualification has been confirmed by the Company. In this case, the attorney-in-fact shall pay attention to paragraph 2 of article 8 of the Bylaws, which establishes that, for purposes of the voting limitation established in articles 6 and 7 of the Bylaws, which establishes that they will be considered as belonging to the same group of shareholders, any shareholders represented by the same agent, manager or representative in any capacity, with the exception of (a) the holders of securities issued under the Company's American Depositary Receipt (“ADR”) program, when represented by the respective depositary bank; and (b) of the shareholders represented by the attorneys-in-fact indicated by the Company in item "Representation at the Meeting" of this Proposal, in both cases; as long as they do not fit into any of the hypotheses contemplated in the aforementioned article.

Attendance at the EGM via Digital Platform will be restricted to shareholders or their attorneys-in-fact that register according to this Management Proposal ("Admitted Shareholders"). The Company warns shareholders that if they fail to provide all the required documents to attend the meeting within the period referred herein, they will not be able to attend the EGM.

The Admitted Shareholders or their attorneys-in-fact commit to: (a) use the individual registration only and exclusively for the remote monitoring of the EGM; (b) not transfer or disclose, in whole or in part, the individual registration to any third party, shareholder or not, the registration being non-transferable; and (c) not to record or reproduce, in whole or in part, nor to transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the EGM.

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If a certain Admitted Shareholder does not receive the confirmation for virtual access at the EGM up to 08 hours before the beginning of the EGM, they must contact the Company's Investor Relations Superintendence by the e- mail assembleiavirtual@eletrobras.com up to 4 hours before the beginning of the EGM.

(x)             Attendance at the EGM via Digital Platform

The Admitted Shareholders who attend the Meeting via Digital Platform made available by the Company will be considered present at the EGM (and able to exercise their respective voting rights) and sign the respective minutes, under the terms of article 47, item III and paragraph 1 of CVM Resolution 81.

In turn, an Admitted Shareholder who has already sent the Voting Ballot may also, if they wish, register to attend the EGM via Digital Platform, provided that they do so in the manner and within the period described in this Management Proposal. In this case the shareholder may: (i) simply attend the EGM, whether or not they have sent the Voting Ballot; or (ii) attend and vote in the EGM, noting that, as to the shareholder who has already sent the Voting Ballot and who, if they wish, votes in the EGM, all voting instructions received through the Voting Ballot will be disregarded.

It should be noted that the Digital Platform meets the requirements set forth in article 28, paragraph 1 and items I to III of CVM Resolution 81, namely: (a) the possibility of simultaneous manifestation and access to documents presented during the EGM that have not been made available previously; (b) full recording, by the Company, of the EGM; (c) the possibility of communication among attending shareholders; and (d) ensure the registration of the presence of the shareholders and their respective votes.

The EGM will be fully recorded, and therefore the Admitted Shareholder, by accessing the Digital Platform and attending the EGM, is aware of and authorizes the Company to record and make use of the EGM information, including that of the Admitted Shareholder as a participant in the EGM, consenting to the performance by the Company, as well as by third parties authorized by the Company, in compliance with applicable legal and regulatory limitations, of collection, classification, access, reproduction, transmission distribution, processing, filing, evaluation, control, transfer, dissemination, extraction, recording, organization, structuring, storage, sharing, adaptation, recovery, consultation, use, disclosure by transmission, dissemination or other form of making available, correlation or combination or restriction of the information contained in the EGM, including the Admitted Shareholder as a participant in the EGM, provided that the

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applicable laws and regulations are observed. The purposes of all the uses mentioned herein shall be for: (a) recording the possibility of manifesting and viewing the documents presented during the EGM; (b) recording the authenticity and security of the communications during the EGM; (c) recording the presence of the Admitted Shareholders at the EGM (d) recording the Admitted Shareholders votes at the EGM; (e) compliance with judicial, arbitral, legal, administrative, regulatory, or self-regulatory determinations; and (f) if the information is necessary to defend the rights of the Company and its administrators in the judicial, arbitral, administrative, regulatory, and/or self-regulatory jurisdictions.

Each Admitted Shareholder expressly acknowledges, understands and agrees that:

a)	the recordings and their information will be used and processed by the Company for a period of 5 years and, thereafter, may be deleted (unless by judicial, arbitral, legal, administrative, regulatory or self-regulatory determination or in the context of certain defense of the rights of the Company and its managers within the scope of a judicial, arbitral, administrative or self-regulatory proceeding);
b)	the various processing of their information due to legal or regulatory obligations, of which the respective party controlling the data is an integral part, which is in the Admitted Shareholder's interest, according to their legitimate expectations, based on the support and promotion of the Company's activity; and
c)	that the rights over their personal data may be exercised, only in the manner possibly permitted by applicable laws and regulations, by express communication to the Company.

Any Admitted Shareholder who wishes:

a)	to express their opinion on a certain matter on the EGM agenda must use the Digital Platform to register such request, so that, the opportunity to speak out may be given to such Admitted Shareholder in the order in which such requests are received by the EGM Board, through the opening of its audio. To maintain order and ensure the EGM progresses in a timely manner, a maximum time may be established for the manifestation of each participating shareholder; and

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b)	to have the opportunity to speak out on a matter not related to the Agenda of the EGM must use the usual communication channels for contact with the Company set forth in the Company’s Investor Relations area.

Any written manifestation related to the Agenda of the EGM, sent to the EGM board on the e-mail assembleiavirtual@eletrobras.com until the end of the EGM, by any Admitted Shareholder or their attorney-in-fact, will be attached to the EGM minutes, if expressly requested.

The Company:

a)	is not responsible for connection problems that the Admitted Shareholders may experience and other situations that are not under the Company's control, such as internet connection instability or incompatibility of the Digital Platform with the Admitted Shareholder's equipment;
b)	strongly recommends that Admitted Shareholders test and familiarize themselves with the Digital Platform in advance in order to avoid incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the day of the EGM, and access the Digital Platform at least 30 minutes before the beginning of the EGM in order to avoid possible operational problems; and
c)	in order to assist its shareholders, will provide remote technical support and make available to Admitted Shareholders a guide with basic instructions for accessing the EGM via Digital Platform.

Any questions or clarifications about the issues above may be solved or obtained, as the case may be, by contacting the Investor Relations Office, by means of the e-mail assembleiavirtual@eletrobras.com

(xi)	Voting Ballot

As provided for in CVM Resolution 81, pursuant to article 26, paragraph 2, Eletrobras will make available, up to 1 month before the date set for the EGM, the Voting Ballot in order to enable its shareholders to attend remotely, in accordance with the model made available on the Company's websites (https://ri.eletrobras.com/), CVM’s website (https://sistemas.cvm.gov.br/) and B3’s website (https://www.b3.com.br/pt_br/).

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To attend the EGM through this method, the Company's shareholders must fill in the appropriate fields, sign the Voting Ballot and send it, up to seven (7) days prior to the date of the EGM, to: (a) Banco Bradesco S.A., the bookkeeping agent for the shares issued by the Company ("Bookkeeper"); (b) the custody agent responsible for the custody of the shares issued by the Company to which they belong ("Custody Agent"), provided that they are qualified to receive the Voting Ballot under the terms of CVM Resolution 81; or, further, (c) the Company, directly, by mail or electronic mail.

a)	Bookkeeper

Eletrobras informs that shareholders with a book-entry shareholding position can vote remotely through the Bookkeeper. Voting instructions must be carried out via Itaú's Digital Assembly website. To vote via the website, you need to register and have a digital certificate. Information on how to register and the step-by-step process for issuing the digital certificate are described on the website: https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital.

b)	Custody Agents

Under CVM Resolution 81, Custody Agents may, but are not required to, receive the Voting Ballots from the Company's shareholders. As a result, shareholders are recommended to check with the respective Custody Agent whether it will provide such service, as well as its costs and procedures. In cases where the Custody Agent chooses to receive the Voting Ballots, the Company's shareholders may also, at their sole discretion, send the Voting Ballots directly to such Agent.

c)	Company

Shareholders may send their voting ballot directly to the Company, in which case they must comply with the following rules:

i.	the Voting Ballot will only be received when sent solely and exclusively through the website https://qicentral.com.br/m/age-eletrobras. The Company will not require originals to be sent to it. To access the system: (a) shareholders who have already registered on the platform must use the same access credentials, entering their e-mail address and password; and (b) shareholders who have not yet accessed the platform must click on "Sign up now" and enter their e-

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mail address. The system will then send a verification code to the e-mail address provided, so that the shareholder can complete their registration.

ii.	the Voting Ballot must contain the place, date and signature of the requesting shareholder. If the shareholder is considered a legal entity under Brazilian law, the signature must be that of its legal representatives, or proxies with powers to carry out this type of act; and
iii.	the Voting Ballot sent directly to the Company via the website https://qicentral.com.br/m/age-eletrobras must be accompanied by documentation proving the status of shareholder or legal representative of the signatory shareholder, in accordance with the requirements and formalities indicated in item 2.3.

General Information

Any Voting Ballot that is unaccompanied by the documentation necessary to prove the status of a shareholder, or to prove such shareholder’s representation will not be considered valid, and consequently will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, subject to the deadlines and procedures established in CVM Resolution 81.

Any Voting Ballot that is received by the Bookkeeper or the Custody Agent and/or the Company (as the case may be) up to 07 days prior to the date of the EGM pursuant to article 27 of CVM Resolution 81 will be accepted. Any Voting Ballot that is delivered after this term will be considered invalid and will not be processed by the Company.

After the expiration of the aforementioned term, should there remain items not filled out on the Voting Ballots submitted, the Company will consider them as an abstention from voting in relation to such matters.

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3.               Conclusion

In view of the above, the Company's Board of Directors recommends the approval of the proposal contained in the agenda for the Meeting, as well as the careful reading of all the related documentation made available to shareholders under the terms of this Management Proposal.

Rio de Janeiro, November 24, 2023

Vicente Falconi Campos

Chairman of the Board of Directors

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LIST OF ANNEXES

All the documents relating to the matters to be decided at Eletrobras' Extraordinary General Meeting are available to shareholders on the Company's website (https://ri.eletrobras.com), as listed below:

ANNEX 1	Call Notice
ANNEX 2	Protocol and Justification
ANNEX 3	ELETROBRAS Furnas Appraisal Report
ANNEX 4	Information about the Merger (Annex I of CVM Resolution 81)
ANNEX 5	Information on the appraiser in the context of the Merger (Annex L of CVM Resolution 81)
ANNEX 5-A	Copy of Impacto Consultores Associados' work proposal
ANNEX 6	Certificate of the minutes of the meeting of the Eletrobras’ Board of Executive Officers
ANNEX 7	Certificate of the minutes of the meeting of the Eletrobras’ Statutory Audit and Risk Committee
ANNEX 8	Certificate of the minutes of the meeting of the Eletrobras’ Statutory Strategy, Governance and Sustainability Committee
ANNEX 9	Certificate of the minutes of the meeting of the Eletrobras’ Fiscal Council
ANNEX9-A	Eletrobras’ Fiscal Council Opinion
ANNEX 10	Certificate of the minutes of the meeting of the Eletrobras’ Board of Directors of Eletrobras
ANNEX 11	Certificate of the minutes of the meeting of the ELETROBRAS Furnas’ Executive Board

The Company, through its Investor Relations Department, is at your entire disposal for further clarification on the Extraordinary General Shareholders' Meeting.

Service Channels Site: https://ri.eletrobras.com/ E-mail: assembleiavirtual@eletrobras.com E-mail: ombudsman-ri@eletrobras.com Telephones: (21) 2514-6333 Fax: (21) 2514-5964

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ANNEX 1

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly traded company)

CNPJ. No. 00.001.180/0001-26

CALL NOTICE

Extraordinary General Meeting

We hereby call the shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras” or “Company”) to an Extraordinary General Meeting (“Meeting” and “EGM”), exclusively in digital form, pursuant to article 124, paragraph 2-A of Law No.  6.404, of December 15, 1976 ("Brazilian Corporate Law"), article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of CVM Resolution 81, of March 29, 2022 ("CVM Resolution 81"), and article 18, paragraph 1 of the Company's Bylaws, to be held, on first call, on December 29, 2023, at 2:00 p.m. (BRT), through the Zoom digital platform ("Digital Platform"), to resolve on the agenda below.

Agenda:

1.               Ratify the appointment of Impacto Consultores Associados as the appraisal firm responsible for preparing the appraisal report on the net book value of Furnas – Centrais Elétricas S.A. (“Accounting Appraisal Report” and “ELETROBRAS Furnas”, respectively);

2.               Approve the Accounting Appraisal Report;

3.               Approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Protocol and Justification of the Merger, entered into by the managers of the Company and ELETROBRAS Furnas, which establishes the terms and conditions of the merger of ELETROBRAS Furnas into the Company ("Merger" and "Protocol and Justification", respectively);

4.               Approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Merger, under the terms of the Protocol and Justification; and

5.               Authorize, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the managers of Eletrobras to carry out all the acts necessary to implement the Merger.

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Digital Meeting and Remote Voting Ballot

The Company's decision to hold the Shareholders Meeting exclusively in digital form, pursuant to article 124, paragraph 2-A, of the Brazilian Corporate Law, article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of CVM Resolution 81, and article 18, paragraph 1, of the Company's Bylaws, aims to facilitate the participation of shareholders and others involved in the holding of the Shareholders Meeting.

In addition, shareholders will be able to participate in the Meeting by means of a Remote Voting Ballot (“Voting Ballot”), under the terms of article 26 et seq. of CVM Resolution 81.

Shareholder participation may thus be:

(i)	via the Voting Ballot, where detailed guidelines on the documentation required for remote voting can be found in the Voting Ballot, which can be accessed on the websites mentioned below; and
(ii)	via the Digital Platform, in person or by a duly constituted attorney-in-fact, under the terms of article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the shareholder may: (a) simply participate in the Shareholders Meeting, whether or not they have sent in the Voting Ballot; or (b) participate and vote at the Shareholders Meeting, noting that, with regard to shareholders who have already sent in the Voting Ballot and who, if they wish, vote at the Meeting via the Digital Platform, all voting instructions received via the Voting Ballot will be disregarded.

Guidelines on the rules of conduct to be adopted at the Shareholders Meeting will be available on the Digital Platform.

Voting Ballot

Subject to the procedures set out in CVM Resolution 81, in the Company's Reference Form and in the instructions contained in the Management Proposal for the Shareholders Meeting, shareholders may exercise their voting rights by completing and submitting the Voting Ballot made available by the Company on the websites of the Company (https://ri.eletrobras.com/), of the Brazilian Securities and Exchange Commission ("CVM") (https://sistemas.cvm.gov.br/) and of B3 S.A. - Brasil, Bolsa, Balcão ("B3") (https://www.b3.com.br/pt_br/).

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Access to the Meeting

Shareholders wishing to participate in the Shareholders Meeting via the Digital Platform must access the website https://qicentral.com.br/m/age-eletrobras, create their login and password (by clicking on the "Register now" button), and attach all the documents required to qualify to participate and/or vote in the Shareholders Meeting, at least 2 days prior to the date set for the Shareholders Meeting, that is, until 11:59 p.m. (BRT) on December 27, 2023.

Subject to the other requirements mentioned in the previous paragraph, if the shareholder is already registered on the Qi Central platform, they must use their access credentials (e-mail and password).

Required Documents

The following documents will be required from shareholders in order to qualify and participate and/or vote at the Shareholders Meeting via the Digital Platform:

(i)	if a natural person, a copy of the identification document, legally recognized as such, with a recent photo and national validity, within the validity period (if applicable), or, in the case of being represented by an attorney-in-fact, a copy of the instrument of mandate signed less than 1 year ago, together with the official identity document with photo of the attorney-in-fact, such attorney-in-fact must be another shareholder, a director of the Company or a lawyer regularly registered with the Brazilian Bar Association (OAB);
(ii)	if a legal entity, (a) up-to-date articles of incorporation of the shareholder and the act granting the representative(s) with sufficient powers to represent them at the Shareholders Meeting, duly registered with the competent bodies, together with the official identity document with photo of said representative(s); and (b) if applicable, an instrument of mandate duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the official identity document with photo of the attorney-in-fact; or
(iii)	if an investment fund, a copy of the fund's current and consolidated regulations, the bylaws or articles of association of the administrator or manager, as the case may be, in compliance with the fund's voting policy and corporate documents proving powers of representation (minutes of election of directors, term(s) of office

25

and/or power of attorney), as well as an identification document for the legal representative(s) with a recent photo and national validity.

It is not necessary to present the physical copies of the shareholder representation documents to your office, as well as the signature recognition of the grantor in the power of attorney to represent the shareholder, the notarization, consularization, apostille and sworn translation of all the foreign shareholder representation documents, it being sufficient to send a simple copy of the original copies of such documents through the aforementioned website.

Powers of attorney signed by electronic means containing digital certification that complies with the standards of the Brazilian Public Key Infrastructure (ICP-Brasil) or by another means that proves the authorship and integrity of the document will be accepted.

Shareholder Representation

Shareholders may be represented at the Meeting:

(i)	if a natural person, by an attorney-in-fact appointed less than one year previously (who is a shareholder, an officer of the Company or a lawyer duly registered with the Brazilian Bar Association);
(ii)	if a legal entity, by its legal representatives or by a attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code; and
(iii)	if an investment fund, by its administrator and/or manager, or by an attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code.

Declaration of Belonging to a Group of Shareholders

Due to the limitation on the exercise of voting rights provided for in articles 6 and 7 of the Company's Bylaws (as detailed in the Management Proposal), the Company hereby requests, for the purposes of the timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of the Bylaws, inform which are the members of any group of shareholders up to 2 days in advance of the date

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designated for the holding of the Shareholders Meeting, that is, up to 11:59 p.m. (BRT) on December 27, 2023, by sending the declaration exclusively to the website address https://qicentral.com.br/m/age-eletrobras, specifying the following ("Declaration of Belonging to a Group of Shareholders"):

(i)	whether they are part of a voting agreement and whether there are other members of the agreement and their respective shareholdings;
(ii)	whether they are part of an economic group of companies or group of entities with common administration or management or under the same command; and
(iii)	whether they are represented by the same agent, administrator or representative in any capacity.

The model Declaration of Belonging to a Group of Shareholders is available from the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/).

Shareholders who do not fall within the legal situations contemplated in article 8 of the Company's Bylaws do not need to send the aforementioned statement and the Company will consider that such shareholders claim that they do not belong to any "group of shareholders" and that they are responsible for such affirmation, given the informational duty provided for in the Company's Bylaws.

In addition, pursuant to article 8, paragraph 5 of the Company's Bylaws, the chairman and secretary of the Meeting may, if they deem it necessary, request documents and information from the shareholders in order to verify whether a shareholder belongs to a "group of shareholders" that may hold 10% or more of the Company's voting capital.

Confirmation of Qualification

Once all the habilitation qualifying documents have been sent, the shareholder or their attorney-in-fact, as the case may be, will receive confirmation of their eligibility to participate in the Shareholders Meeting. Under the terms of article 6, paragraph 3 of CVM Resolution 81, shareholders who do not submit the necessary participation documents within the timeframe set out herein and as detailed in the Management Proposal will not be allowed access to the Digital Platform.

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Information and Documentation

The Management Proposal, with detailed information on the rules and procedures for participation and/or remote voting at the Shareholders Meeting, including additional guidelines for sending the Voting Ballot, as well as all the documentation pertinent to the matters to be resolved at the Meeting, under the terms of the Brazilian Corporate Law and the regulations in force, are available on the Company's (https://ri.eletrobras.com/), CVM's (https://sistemas.cvm.gov.br/) and B3's (https://www.b3.com.br/pt_br/) websites.

Rio de Janeiro, November 24, 2023.

Vicente Falconi Campos

Chairman of the Board of Directors

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ANNEX 2

Protocol and Justification

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PROTOCOL AND JUSTIFICATION OF MERGER

This private instrument is signed by the directors of the parties named below:

A.              CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, a publicly-held category "A" company, headquartered at Rua da Quitanda, 196, store A, in the city of Rio de Janeiro, State of Rio de Janeiro, registered with the National Register of Legal Entities of the Ministry of Finance ("CNPJ") under No. 00.001.180/0001-26, hereby represented in accordance with its bylaws (“Eletrobras”); e

B.              FURNAS – CENTRAIS ELÉTRICAS S.A., a privately-held corporation, headquartered at Avenida Graça Aranha, 26, stores A and B, Rooms 201 to 2101, in the city of Rio de Janeiro, State of Rio de Janeiro, registered with the CNPJ under No. 23.274.194/0001-19, hereby represented in the form of its bylaws (“Furnas”, or “ELETROBRAS Furnas” and, together with Eletrobras, "Companies”).

WHEREAS:

(a)             Eletrobras, on this date, holds all the shares issued by Furnas, its wholly-owned subsidiary, representing, therefore, one hundred percent (100%) of its total and voting capital stock;

(b)             For the reasons set forth herein and subject to the terms and conditions set forth herein, the Companies, hereby represented by their managers, but subject to the approval of the other governance bodies of each Company, including, without limitation, the approval of their respective shareholders, understand that it is favorable for both Companies to implement the merger of Furnas by Eletrobras, so that, at the end of the respective transaction, Eletrobras succeeds it, universally, in all its assets, rights and obligations, resulting in the extinction of Furnas ("Merger"); and

(c)             As indicated above, the Merger is an intra-economic group corporate reorganization that will result in the consolidation of Furnas' operations and activities into its sole shareholder, Eletrobras, and therefore does not constitute a hypothesis of economic concentration that would justify submission to the Administrative Council for Economic Defense ("CADE");

HEREBY, the Parties resolve to execute, in the best form of law, the present Protocol and Justification of the Merger ("Protocol"), the purpose of which is to establish, pursuant to articles 224 to 227 and 264 of Law no. 6,404, of December 15, 1976, as amended ("Brazilian Corporate Law"), and CVM Resolution no. 81, of March 29, 2022, the conditions

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for the Merger of Companies, which will be submitted in due course for resolution by the other governance bodies of the Companies, as applicable, in particular the resolution of their respective shareholders.

1.               JUSTIFICATION

1.1.           Description of the Merger. The purpose of this Protocol is to substantiate the procedures, justifications, terms, clauses and conditions of the Merger, with the consequent absorption of Furnas by Eletrobras and the consequent extinction of the former, pursuant to articles 224 to 227 and 264 of the Brazilian Corporate Law.

1.2.           Justification for the Merger. The Merger is an instrument of corporate reorganization and concentration widely used by economic groups in search of restructuring and consolidation of operational, administrative and tax activities, as well as synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in the decision-making process and expansion of the group's competitiveness and efficiency in relation to competitors. As a result, Eletrobras and its shareholders will enjoy higher levels of corporate governance in relation to the activities previously carried out by Furnas (since these activities will now be managed directly by Eletrobras) and lower costs and expenses in relation to these activities, given the organizational simplification brought about by the Merger.

1.2.1       The balances of Furnas' credit and debit accounts, which constitute its assets and liabilities, will, after the implementation of the Merger, be transferred to Eletrobras' accounting books, and to the corresponding accounting accounts, after the necessary adjustments have been implemented. In addition, after the Merger, Eletrobras' management will be responsible for keeping Furnas' accounting and tax files and documents. It will also be up to Eletrobras' management to carry out all the necessary acts to implement the Merger, assuming all the costs arising from such implementation.

1.2.2       Eletrobras, as absorber company, assumes all the rights and obligations of Furnas, as absorbed company, including labor (Articles 10 and 448-A of the CLT), social security (Law 8,212/91) and tax (Article 132 of the National Tax Code) current and future, which may eventually occur.

1.2.3       Once the Merger has taken place, Furnas shall be extinguished by operation of law.

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2.               PROTOCOL

2.1.           Merger of a wholly-owned subsidiary. In the case of the merger of a wholly-owned subsidiary (Furnas) by its sole shareholder (Eletrobras), with the absence of minority shareholders participating in Furnas' capital stock, there will be no issue of new shares by Eletrobras as a result of the Merger and, consequently, it is not necessary to define an exchange ratio between the Company's shares, and the preparation of appraisal reports for this purpose is waived, including, without limitation, for the purposes of article 264 of the Brazilian Corporate Law. Similarly, no shareholders' right of withdrawal applies.

2.2.           Furnas' current corporate structure. Furnas is a privately-held corporation, whose capital stock, on this date, is thirty-five billion, three hundred and forty-four million, one hundred and forty-five thousand, one hundred and thirty-one reais and thirty-ninety-five cents (BRLº35,344,145,131.95), fully subscribed and paid up in local currency, represented by one hundred twenty-eight billion, one hundred and forty-three million, four hundred and eighty-four thousand, seven hundred and forty-three (128,143,484,743) shares, all nominative and without par value, of which one hundred and eight billion, five hundred and four million, eight hundred and fifty-four thousand, six hundred and ninety-eight (108,504,854,698) common shares, and nineteen billion, six hundred and thirty-eight million, six hundred and thirty thousand and forty-five (19,638,630,045) preferred shares.

2.3.           Eletrobras’ current corporate structure. Eletrobras is a category “A” publicly-held company, whose shares are traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), whose capital stock, on this date, is seventy billion, ninety-nine million, eight hundred and twenty-five thousand, six hundred and twenty reais and seventy-nine cents (BRL 70,099,825,620.79), represented by two billion, three hundred and seven million, ninety-nine thousand, eight hundred and eleven (2,307,099,811) shares, all book-entry and without par value, of which two billion, twenty-seven million, eleven thousand, four hundred and ninety-eight (2,027,011,498) common shares, one hundred and forty-six thousand, nine hundred and twenty (146,920) class “A” preferred shares, two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three (279,941,393) class “B” preferred shares and one (1) special class preferred share owned by the Federal Government, which it is estimated will be so distributed on the date of the Eletrobras Extraordinary General Meeting that decides on the Merger.

2.4.           Furnas Appraisal Report. For the purposes of article 224, item III, article 226, article 227, paragraphs 1 and 3, of the Brazilian Corporate Law, Furnas’ net equity was calculated based on its book value, as provided for in articles 183 and 184 and permitted by article 226, paragraph 3, also of the Brazilian Corporate Law, calculated in Furnas’ closing

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balance sheet on June 30, 2023, through an appraisal report prepared by the expert Impacto Consultores Associados, with the value of forty-five billion, seven hundred and eighty-six million, four hundred and three thousand, four hundred and thirty-eight reais and forty-six cents (BRL 45,786,403,438.46) (“Furnas Appraisal Report”), which is attached as Annex A to this Protocol. Any equity variation after the date of the balance sheet referred to above will be absorbed by Eletrobras on the date of the Merger.

2.5.           Eletrobras Appraisal Report. Since it is not necessary to calculate the exchange ratio between Furnas and Eletrobras shares, given that the transaction is a merger of a wholly-owned subsidiary (as detailed in Section 2.1 above), and there is no legal requirement in this regard, it is not necessary to draw up any appraisal report relating to Eletrobras.

2.6.           Absence of amendment to the Companies’ Bylaws. The Merger will entail the extinction of Furnas, and therefore no changes to Furnas’ Bylaws will apply. With regard to Eletrobras, in view of the absence of an increase in assets and the consequent absence of issue of new shares or a change in capital stock (as detailed in Section 2.1 above), there will also be no change to Eletrobras’ Bylaws.

2.7.           Corporate structure of the Companies after the Merger. In line with the provisions of Section 2.6 above, Furnas will be extinguished as a result of the Merger and, with regard to Eletrobras, there will be no issue of new shares or change in capital stock.

2.8.           Corporate approvals. The implementation of the Merger will depend on the approval of the Board of Directors of Eletrobras and the Executive Board of Furnas, as well as the issuance of an opinion on the transaction by the Eletrobras’ Fiscal Council. Furthermore, the Merger will depend on the approval of the shareholders of each Company, gathered at an Extraordinary General Meeting whose agenda will include the following resolutions:

(a)	Furnas and Eletrobras Extraordinary General Meetings. To decide on:

(i)               Ratify the appointment of Impacto Consultores Associados as the appraisal firm responsible for preparing book value of net equity of Furnas – Centrais Elétricas S.A. (“Furnas Appraisal Report” and “ELETROBRAS Furnas” respectively;

(ii)             Approve Furnas Appraisal Report;

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(iii)            Approve, subject to the implementation of the suspensive conditions set forth in item 2.9 as following, this Protocol and Justification of the Merger, entered into by the managers of the Company and ELETROBRAS Furnas, which establishes the terms and conditions of the merger of ELETROBRAS Furnas into the Company ("Merger" and "Protocol and Justification", respectively;;

(iv)            Approve, subject to the implementation of the suspensive conditions set forth in item 2.9 below, the Merger, under the terms set forth in the present Protocol and Justification; and

(v)             Approve, subject to the implementation of the suspensive conditions set forth in item 2.9 below, the managers of Eletrobras to carry out all acts necessary for the implementation of the Merger.

2.9.           Suspensive Conditions. The consummation of the Merger shall be subject, pursuant to articles 125 and 126 of Law 10,406, of January 10, 2002, as amended ("Brazilian Civil Code"), to the verification of the following suspensive conditions ("Suspensive Conditions"):

(i)               obtaining prior approval from the National Electric Energy Agency - ANEEL, in compliance with article 5 of Annex I of ANEEL Normative Resolution No. 948, of 2021; and

(ii)             obtaining waiver from creditors, holders of debentures and/or commercial notes.

2.10.       Implementation and Verification of Suspensive Conditions. The Suspensive Conditions shall be deemed to have been implemented on the date on which all the events set out in item 2.9 are cumulatively verified. It will be up to the Board of Directors of Eletrobras to resolve on the implementation of the Suspensive Conditions and define the effective date of the Merger.

3.               OTHER PROVISIONS

3.1.           Operational continuity. Prior to the implementation of the Merger, Eletrobras prepared its own structure to absorb Furnas' operations. As a result, after the implementation of the Merger, Eletrobras will operate Furnas' activities, while the latter will be absorbed by Eletrobras and extinguished. In this sense, Eletrobras has signed and will sign with its respective clients, suppliers, employees, other contractors and relevant government authorities the respective instruments of assignment of the rights and

34

obligations previously held by Furnas, if and to the extent necessary. Eletrobras' customers, suppliers, employees and other stakeholders should not expect a change in management and commercial relations.

3.2.           Succession. As a result of the Merger, Eletrobras will absorb all the assets, rights, contingencies and obligations of Furnas, since Furnas will cease to exist, and there will therefore be an universal succession of Furnas by Eletrobras.

3.3.           Records and registrations. It will be the responsibility of Eletrobras' management, with the collaboration of Furnas' management, to carry out all the acts necessary for the implementation of the Merger, as well as to provide all the communications, registrations, records and registrations that are necessary for the transaction to be effective.

3.4.           Amendments. Unless otherwise provided for in this Protocol, this instrument may only be amended by means of a written instrument signed by the legal representatives of both Companies.

3.5.           Digital signature. This Protocol is signed electronically, through the Docusign platform, using a digital certificate issued in accordance with the standard established by ICP-Brasil, and is considered fully valid, in all its content, as of the affixing of the last signature, which information will be recognized by the Parties in its integrity and authenticity, guaranteed by an encryption system, in accordance with article 10, paragraph 2, of Provisional Measure No. 2200-2/2001, as well as any supervening legislation. The signatories declare that they are the legitimate representatives of the Companies and that they have the power to sign this Protocol. Regardless of the place and date of each Company's digital signature, the Companies agree that the date and place indicated below shall be considered for all purposes as the date and place of signature of this Protocol.

And because they are thus just and contracted, the Companies enter into this Protocol in the form of Section 3.5 above, and the signature of witnesses is waived, pursuant to paragraph 4 of article 784 of the Code of Civil Procedure, as amended by Law No. 14,620/2023.

Rio de Janeiro, 24 November, 2023

(rest of page intentionally left blank)

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(Signature page of the Protocol and Justification of the Merger executed on November 24, 2023)

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

___________________________________ By: Position:	_____________________________________ By: Position:

FURNAS – CENTRAIS ELÉTRICAS S.A.

___________________________________ By: Position:	_____________________________________ By: Position:

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Annex A

Furnas Appraisal Report

37

ANNEX 3

Accounting Appraisal Report of ELETROBRAS Furnas

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Accounting appraisal report on net equity as of June 30, 2023, calculated using the accounting books of

FURNAS CENTRAIS ELÉTRICAS S.A

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Accounting appraisal report on net equity as of June 30, 2023, calculated using the accounting books

To the Directors and Shareholders of Furnas Centrais Elétricas S.A

1.	Impacto Consultores Associados S/S, a company established in the city of Recife, at Rua do Sossego, 298, Santo Amaro, city of Recife, State of Pernambuco, registered with the National Register of Legal Entities of the Ministry of Finance under No. 05.193.748/0001-71, registered with the Regional Accounting Council of the State of Pernambuco under No. PE-000594/O-1, represented by its undersigned partner, Mr. Edilson Coelho da Silveira, accountant, bearing ID No. 1.1.866/SDS-PE. Edilson Coelho da Silveira, accountant, holder of ID No. 1.441.866/SDS-PE, registered with the CPF under No. 054.911.264-20 and with the Regional Accounting Council of the State of Pernambuco under No. PE- 009761/O-5, resident and domiciled in the City of Recife, State of Pernambuco, with an office at the same address as the represented company, appointed by the management of Furnas Centrais Elétricas S.A., to carry out the valuation of the accounting net equity as at June 30, 2023, in accordance with Brazilian accounting practices, presents the results of its work below.

Evaluation purpose

2.	The valuation of the net equity as at June 30, 2023, of Furnas Centrais Elétricas S.A. - FURNAS, is aimed at the possibility of its merger by the parent company Centrais Elétricas Brasileiras S.A - ELETROBRAS. The integration of operations between ELETROBRAS and its wholly-owned subsidiary FURNAS is part of the initiative to simplify the corporate structure and governance provided for in ELETROBRAS' Strategic Planning.

ELETROBRAS, as the sole controlling shareholder of FURNAS, analyzes the merger of FURNAS, under the terms of article 227 of Law No. 6,404, of December 15, 1976 (Brazilian Corporate Law), with the version of all its accounting net equity and will succeed it universally, in all its assets, rights and obligations, as provided for in articles 224 to 227 of said Law and so that FURNAS can be extinguished under the terms of article 227 of the Brazilian Corporate Law.

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Management's responsibility for accounting information

3.	The Company's management is responsible for the bookkeeping and preparation of accounting information in accordance with Brazilian accounting practices, as well as for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. A summary of the main accounting practices adopted by the Company is described in Annex II of the valuation report.

Scope of work and responsibility of the accountant

4.	Our responsibility is to express a conclusion on the book value of the Company's equity as of June 30, 2023, based on the work conducted in accordance with Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC) on December 20, 2018, which provides for the application of examination procedures to the balance sheet for the issuance of a valuation report. Accordingly, we have examined the aforementioned balance sheet of the Company in accordance with the applicable accounting standards, which require compliance with ethical requirements by the accountant and that the work be planned and performed with the objective of obtaining reasonable assurance that the accounting net worth calculated for the preparation of our valuation report is free of material misstatement.

5.	Issuing a valuation report involves performing selected procedures to obtain evidence regarding the carrying amounts. The procedures selected depend on the accountant's judgment, including the assessment of the risks of material misstatement of net equity, regardless of whether caused by fraud or error. In making those risk assessments, the accountant considers internal controls relevant to the preparation of the Company's balance sheet in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. The work also includes assessing the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6.	Based on the work performed, we conclude that the amount of forty-five billion, seven hundred and eighty-six million, four hundred and three thousand, four hundred and thirty-eight reais and forty-six cents (BRL 45,786,403,438.46), according to the balance sheet as of June 30, 2023, recorded in the accounting books and summarized in Annex I, represents, in all material respects, the accounting net equity of Furnas Centrais Elétricas S.A., evaluated in accordance with Brazilian accounting practices.

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Recife, September 11, 2023.

Impacto Consultores Associados S/S

CRC PE-000594/O-1

Edilson Coelho da Silveira

Accountant CRC PE-009761/O-5

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Annexes

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Annex II

Summary of significant accounting practices adopted

In accordance with the notes to the interim accounting information for the period ended June 30, 2023 disclosed by Furnas Centrais Elétricas S.A., the main accounting practices adopted by the Company are summarized below.

1.	Furnas Centrais Elétricas S.A. (FURNAS) is a privately-held corporation, a wholly-owned subsidiary of Centrais Elétricas Brasileiras (ELETROBRAS) and operates in the generation, transmission and sale of electricity in the region covered by the Federal District and the states of São Paulo, Minas Gerais, Rio de Janeiro, Espírito Santo, Rio Grande do Sul, Santa Catarina, Paraná, Goiás, Mato Grosso, Mato Grosso do Sul, Pará, Tocantins, Rondônia, Ceará and Bahia. Energy is sold to energy distributors, traders and free consumers throughout the country.
2.	The financial statements were prepared in accordance with accounting practices adopted in Brazil (BRGAAP), comprising the rules of the Brazilian Securities and Exchange Commission (CVM), the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee (CPC) approved by the Federal Accounting Council (CFC) and the international accounting standards relating to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
3.	The accounting information considers historical cost as the basis of value, as well as fair value for some financial assets and liabilities, comprising the provisions of the corporate legislation set out in Law No. 6,404/1976, with the applicable amendments set out in subsequent legislation.
4.	The application of accounting policies by FURNAS management makes judgments and estimates regarding the book values of revenues, expenses, assets and liabilities, as well as the disclosures in the notes. The estimates and respective assumptions are based on historical experience and other factors considered relevant.
5.	Financial investments are classified as financial assets and measured at fair value through profit or loss.
6.	Trade accounts receivable are initially recorded at the transaction price and subsequently at the contractual interest and monetary restatement less amounts received and expected losses (PECLD).
7.	The Transmission Contractual Asset records the right to consideration arising from performance obligations completed in the construction of transmission projects, within the scope of concession contracts, and are treated within the scope of CPC 47/IFRS 15 - Revenue from Contracts with Customers, received in the future, brought to present value, in proportion to the execution of the project.
8.	The Company values its investments in subsidiaries, jointly controlled companies and associates using the equity method. Other equity investments are evaluated at fair value.
9.	Items of property, plant and equipment refer substantially to the electricity generation infrastructure of the Company's concessions and are initially measured at the costs directly attributable to acquisition or construction, including financing costs related to the assets. Subsequently, they are deducted by depreciation, using

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the rates determined by the National Electric Energy Agency (ANEEL), and by impairment losses, if any.

10.	Intangible assets consist mainly of the rights acquired to operate electricity generation projects. It is initially measured at cost and subsequently deducted by amortization and impairment losses, if any.
11.	Loans, financing and debentures are initially recognized at the value of the financial transaction and adjusted for charges under the contractual terms.
12.	Deferred Income Tax and Social Contribution, recognized against income, basically represent the tax result arising from: (i) income and expenses that cannot be considered in the calculation bases for the period, but which may be used in subsequent periods; and (ii) any losses in the current period. When related to the same legal entity, assets and liabilities are shown at net value in the balance sheet.
13.	Provisions are recognized when the Company has a present obligation, whether legal or not, as a result of a past event. Contingent liabilities are recognized when the cash outflow is considered probable. When classified as possible, they are only disclosed in the notes to the financial statements.
14.	The obligations of Law No. 14,182/2021 arise from the determination of the conditions for obtaining new concession grants for electricity generation and are established by payment obligations to the CDE and implementation of river basin revitalization programs. Initial recognition was based on the values presented in National Energy Policy Council (CNPE) Resolution 015/2021, later amended by CNPE Resolution 030/2021. Subsequently, these obligations are updated for interest accrued, monetary updates and payments made.
15.	Net Equity is made up of Capital Stock (less Treasury Shares), Capital Reserves and Profit Reserves plus Comprehensive Income, Advances for Future Capital Increase and Profit for the Year. ELETROBRAS holds one hundred percent (100%) of the total shares in FURNAS.
16.	The Advance for Future Capital Increase (AFAC) was granted by the parent company ELETROBRAS in December 2022, to reinforce cash and refinance liabilities. The amount of the AFAC will be capitalized through a capital increase in 2023, after the company complies with the legal provisions necessary to formalize the process.
17.	The Capital Reserve represents the Company's accumulated capital surplus. The amounts in this reserve are permanently invested and cannot be used to pay dividends.
18.	The Profit Reserves consist of the items Legal Reserve, Special Reserve for Undistributed Dividends and Unrealized Profit Reserve and are being set up under the terms and limits of Law 6,404/1976. These Reserves can be used to pay shareholders, increase capital or offset future losses.
19.	The company has integrated risk management policies, coordinated by ELETROBRAS, whose main objective is to reduce the materialization of events that could have a significant and permanent negative impact on strategic objectives. The process is governed by the ELETROBRAS Companies' Risk Management Policy, which advocates incorporating a risk vision into decision-making, in accordance with applicable regulations and best market practices. The Risk Matrix identifies and consolidates the strategic business, operational,

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financial and compliance risks to which the company is exposed, for subsequent assessment, treatment and monitoring.

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ANNEX 4

Information of the Merger

(Annex I of CVM Resolution 81)

1.               Protocol and justification of the transaction, pursuant to articles 224 and 225 of Law No. 6,404 of 1976.

A full copy of the protocol and justification of the Merger Operation can be found in ANNEX 2 of this Management Proposal.

2.               Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the subsisting companies or those resulting from the transaction, filed at the company's head office or to which the company's controlling shareholder is a party.

Not applicable.

3.               Description of the transaction, including:

a.       Terms and conditions

The transaction will include the merger of ELETROBRAS Furnas (a wholly owned subsidiary of Eletrobras) by Eletrobras (“Merger”), pursuant to articles 223 to 227 and 231 of Law No. 6,404, of December 15,1976, as amended (“Brazilian Corporate Law”).

As a result of the Merger, Eletrobras will succeed to all the rights and obligations of ELETROBRAS Furnas and the merged company will subsequently be extinguished.

In the case of the merger of a wholly-owned subsidiary (ELETROBRAS Furnas) by its sole shareholder (Eletrobras), due to the absence of minority shareholders participating in the capital stock of ELETROBRAS Furnas and the consequent absence of an asset increase for the incorporator, there will be no capital increase and, consequently, no new shares will be issued by Eletrobras as a result of the Merger.

In this sense, it is not necessary to define an exchange ratio between the shares of the companies involved, and article 264 of the Brazilian Corporate Law is not applicable to the Merger in question, and the preparation of appraisal reports for this purpose is dispensed with, as decided unanimously by the CVM in the Board Decision of February

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15, 2018, within the scope of CVM Proceeding No. 19957,011351/2017-21, and published in Circular/Annual Letter-2023-CVM/SEP.

However, any right of withdrawal is not applicable to the shareholders of ELETROBRAS Furnas, which has no minority shareholders. Furthermore, there is no legal provision for the right of withdrawal for dissident shareholders of the absorber company (Eletrobras).

For the purposes of article 224, item III, and article 227, paragraphs 1 and 3, of the Brazilian Corporate Law, the net equity of ELETROBRAS Furnas was calculated based on its book value, as provided for in articles 183 and 184 and permitted by article 226, paragraph 3, also of the Brazilian Corporate Law, calculated in the closing balance sheet on June 30, 2023 of ELETROBRAS Furnas, through an appraisal report prepared by the expert Impacto Consultores Associados, a simple company, headquartered in the city of Recife, State of Pernambuco, Rua João Fernandes Vieira, No. 190, Block B - Room 101 and 102, Boa Vista, CEP 50050.200, registered with the CNPJ/MF under No. 05.193.748/0001-71 ("Impacto"). For more information of Impacto, see ANNEX 5 of the management proposal, in accordance with Annex L of CVM Resolution 81.

The implementation of the Merger is subject to the satisfaction of the Suspensive Conditions (as defined in the Protocol and Justification), which are: obtaining prior consent from the National Electric Energy Agency - ANEEL, in accordance with article 5 of Annex I of ANEEL Normative Resolution No. 948, of 2021, and from certain creditors, holders of debentures and/or commercial notes.

b.       Obligations to indemnify: i. The directors of any of the companies involved; ii. If the transaction does not materialize.

Considering that the merged company is a wholly-owned subsidiary of the absorber company, which is therefore the sole shareholder, there is no possibility of generating losses, which is why there is also no obligation to indemnify the directors of the companies involved, nor any obligation to indemnify as a result of the possible failure to complete the Merger.

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c.       Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the transaction.

There will be no issue of new shares or change in the capital stock of Eletrobras as a result of the Merger, since ELETROBRAS Furnas is a wholly-owned subsidiary of Eletrobras and, therefore, there will be no asset increase for the incorporator.

In this sense, as a result of the Merger, at the level: (a) of Eletrobras, there will be no change in the rights, advantages and restrictions of the shares issued by it; (b) of ELETROBRAS Furnas, all the shares issued by it will be extinguished as a result of the Merger.

d.       Eventual need for approval by debenture holders or other debtors.

Pursuant to the terms of the Protocol and Justification, obtaining prior consent (waiver) from certain debtors, debenture holders and/or commercial note holders is a condition for the approval of the Merger of ELETROBRAS Furnas by Eletrobras to be effective, as already mentioned in item "a" of section 3 of this Annex.

e.       Assets and liabilities that will form each part of the assets in the event of a split-up.

Not applicable.

f.       Intention of the resulting companies to obtain a securities issuer registration.

Not applicable, since Eletrobras (the absorber company) is a publicly-held company registered with the CVM as a category "A" securities issuer.

4.               Plans for conducting corporate business, particularly with regard to specific corporate events that are intended to be promoted.

Eletrobras has prepared its own structure for absorbing the corporate business of ELETROBRAS Furnas. As a result, following the implementation of the Merger, Eletrobras, which will maintain its registration as a category "A" securities issuer, will operate the activities of ELETROBRAS Furnas, while the latter will be absorbed by Eletrobras and will become extinct.

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5.               Analysis of the following aspects of the transaction:

a.           Description of the main expected benefits, including: (i) synergies; (ii) tax benefits; and (iii) strategic advantages.

The merger of a company is an instrument of corporate reorganization and concentration widely used by economic groups in search of synergies, operational gains, cost reduction, simplification of corporate structures, greater speed in the decision-making process and expansion of the group's competitiveness and efficiency in relation to competitors.

The merger of ELETROBRAS Furnas, with its consequent extinction and the assumption of all its rights and obligations by Eletrobras, represents an initiative included in the set of enablers of the company's strategic planning, whose primary scope is to unlock value levers associated with the efficient and effective integration of the management and safety of people, assets and business of the companies involved, with the expansion of their competitiveness in a single corporate environment that promotes meritocratic and high-performance practices, ensures the safety of people, assets and the environment and adopts the best ESG (Environmental, Social and Governance) practices, aiming for the company's longevity and the generation of sustainable value for all its stakeholders.

In effect, the Merger will make it possible to: (i) simplify the corporate structure of the Eletrobras group; (ii) higher levels of corporate governance in relation to the activities previously carried out by ELETROBRAS Furnas (since these activities will now be carried out directly by Eletrobras); (iii) speed up the decision-making process of the activities previously carried out by ELETROBRAS Furnas (since this decision-making process will be carried out directly by Eletrobras); (iv) to optimize the realization of deferred tax credits from tax losses and negative basis as a result of the expectation of an increase in the Company's taxable income; and (v) restructure, standardize and consolidate operational, administrative and tax activities in line with best market practices.

b.           Costs

The merger presents opportunities for responsible cost reductions for the Eletrobras group, especially as a result of the elimination of redundancies and inefficiencies, as well as more efficient management of resources and people, always aiming for the highest quality standards in the maintenance and continuous improvement of safety practices (people, environment and assets) and in the execution of the activities included in the company's social purpose.

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c.           Risk factors

The purpose of the Merger is to unlock value levers associated with the efficient and effective integration of the management and safety of people, assets and businesses of the companies involved, as discussed in more detail in this Management Proposal.

Considering that ELETROBRAS Furnas already is a wholly-owned subsidiary of Eletrobras the Merger does not impose an increase to the usual risks of its business and activities. Nevertheless, considering the existence of external factors inherent to corporate merger operations that are beyond the reach of Eletrobras’ scope of action and/or absolute control of Eletrobras, the Merger may result in a residual reduction in the scope of the goals to be achieved with the incorporation.

Thus, the main risk factors associated with the implementation of the Merger are: (i) failures, obstacles or delays in capturing the expected synergies and/or in implementing processes and systems that allow the full absorption of ELETROBRAS Furnas's procedures, preventing or hindering integration; and (ii) difficulties or obligations of an operational, commercial, financial, contractual and technological nature during the process of consolidating activities, leading to unforeseen losses or costs.

In addition, there are potential risks regarding the consummation of the Merger itself, given that it is subject to the verification of suspensive conditions (such as, for example, obtaining the prior consent of debtors, holders of debentures and/or commercial notes and ANEEL), some of which are not under the control of the companies involved, and can subject them to new demands and obligations, which could delay burden or make the the Merger unfeasible, preventing Eletrobras from taking full advantage of the expected benefits.

d.           In the case of a transaction with a related party, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded.

Although the Merger is between related parties (since Eletrobras is the sole shareholder of ELETROBRAS Furnas), no other ways of achieving the same objectives of the Merger were identified, since only the merger in question has the power to ensure full integration and optimization of the governance and management of both companies involved.

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e.           Exchange ratio

Not applicable, since there are no minority shareholders participating in the capital stock of ELETROBRAS Furnas and there will be no issue of new shares by Eletrobras.

f.            In transactions involving controlling companies, controlled companies or companies under common control

i.            Share replacement ratio calculated in accordance with article 264 of Law 6,404 of 1976

Not applicable, as explained in item 5(e) above.

ii.                    Detailed description of the process of negotiating the replacement ratio and other terms and conditions of the transaction

Not applicable, as explained in item 5(e) above.

iii.                    If the transaction has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of a stake in a control block:

Not applicable. The shares issued by ELETROBRAS Furnas were merged into Eletrobras, as approved by Eletrobras shareholders at the Extraordinary General Meeting held on January 5, 2023, but at the time Eletrobras already controlled ELETROBRAS Furnas. Therefore, there has been no acquisition of control or participation in a control block prior to the merger in the last 12 months.

iv.                    Explanation of why the replacement ratio is commutative, with a description of the procedures and criteria adopted to ensure the commutativity of the transaction or, if the replacement ratio is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable, as explained in item 5(e) above.

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6.               Copy of the minutes of all meetings of the board of directors, fiscal council and special committees at which the transaction was discussed, including any dissenting votes.

Within the scope of Eletrobras, the Merger and its accessory stages were discussed within the scope of the Executive Board, the Statutory Audit and Risks Committee, the Statutory Strategy, Governance and Sustainability Committee, the Fiscal Council and the Board of Directors, according to the minutes attached to the management proposal as ANNEXES 6 to 10, respectively.

Within the scope of ELETROBRAS Furnas, the Merger and its accessory stages were discussed by the Executive Board, which approved the signing of the Protocol and Justification, according to the minutes attached to this Management Proposal as ANNEX 11.

7.               Copie of studies, presentations, reports, opinions or valuation reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The appraisal report of ELETROBRAS Furnas, carried out by Impacto, was prepared for the purposes of calculating the net equity of ELETROBRAS Furnas, which is attached to the Management Proposal as ANNEX 3.

8.               Identification of possible conflicts of interest between the financial institutions, companies and professionals who have elaborated the documents mentioned in item 7 and the companies involved in the transaction.

No conflicts of interest were identified between Eletrobras and ELETROBRAS Furnas, on the one hand, and Impacto (referred to in item 7 above), on the other.

9.               The projects for the bylaws or changes to the bylaws of the companies resulting from the transaction.

There will be no change in Eletrobras's bylaws as a result of the Merger, given the absence of an increase in assets and the consequent issue of new shares, or any other change in Eletrobras's capital stock.

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In addition, as ELETROBRAS Furnas will be extinguished as a result of the Merger, there is no need to talk about altering its bylaws.

10.           Financial statements used for the purposes of the transaction, under the terms of the specific rule.

Since the Merger does not imply dilution of Eletrobras' current shareholders by more than five percent (5%), the provisions of Chapter III of CVM Resolution 78 of March 29, 2022 ("CVM Resolution 78"), in particular article 6, are not applicable to the Merger, pursuant to article 16 of CVM Resolution 78.

11.           Proforma financial statements prepared for the purposes of the transaction, under the terms of the specific regulation.

Not applicable.

12.           Document containing information on the companies directly involved which are not listed companies, including:

a.	Risk factors, pursuant to items 4.1 and 4.3 of the reference form.

ELETROBRAS Furnas is already a wholly-owned subsidiary of Eletrobras, prior to the implementation of the Merger. Therefore, the risk factors related to it are already presented in items 4.1 and 4.3 of the Eletrobras’ Reference Form, as applicable. For more information, see these items of the Eletrobras’ Reference Form.

b.	Description of the main changes in risk factors during the year and expectations regarding the reduction or increase in exposure to risks as a result of the transaction.

It is not expected that there will be any change in risk factors during the fiscal year or as a result of the Merger.

c.	Description of its activities, pursuant to items 1.2 to 1.5 of the reference form.

ELETROBRAS Furnas is already a wholly-owned subsidiary of Eletrobras, prior to the implementation of the Merger. Therefore, its activities are already described

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in items 1.2 to 1.5 of Eletrobras' reference form, as applicable. For more information, see these items of the Eletrobras' reference form.

d.	Description of the economic group, pursuant to item 6 of the reference form.

ELETROBRAS Furnas is already a wholly-owned subsidiary of Eletrobras, prior to the implementation of the Merger. Therefore, they belong to Eletrobras' economic group and, as such, the applicable information can already be found in item 6 of Eletrobras' reference form. For more information, see item 6 of the Eletrobras' reference form.

e.	Description of capital stock, pursuant to item 12.1 of the reference form.

The capital stock of ELETROBRAS Furnas is thirty-five billion, three hundred and forty-four million, one hundred and forty-five thousand, one hundred and thirty-one reais and thirty-ninety-five cents (BRLº35,344,145,131.95), divided by one hundred twenty-eight billion, one hundred and forty-three million, four hundred and eighty-four thousand, seven hundred and forty-three (128,143,484,743) shares, all nominative and without par value, of which one hundred and eight billion, five hundred and four million, eight hundred and fifty-four thousand, six hundred and ninety-eight (108,504,854,698) common shares, and nineteen billion, six hundred and thirty-eight million, six hundred and thirty thousand and forty-five (19,638,630,045) preferred shares.

13.           Description of the capital stock and control structure after the transaction, under the terms of item 6 of the reference form.

After the Merger, ELETROBRAS Furnas will be absorbed by Eletrobras, but, as it is already a wholly-owned subsidiary, there will be no increase in capital stock, nor issue of new shares by Eletrobras, so there will be no change in the capital stock and control structure (currently dispersed) of Eletrobras.

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14.           Number, class, specie and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules dealing with public offerings for the acquisition of shares.

Eletrobras holds 100% (one hundred percent) of the shares issued by ELETROBRAS Furnas. Which, in turn, does not hold shares issued by Eletrobras.

15.           Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules dealing with public offers for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

There are no derivatives referenced to securities issued by Furnas.

16.           Report covering all trades carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction:

a.	Companies involved in the transaction:
i.	Private purchase transactions:

None.

ii.	Private sale transactions:

None.

iii.	Purchase transactions on regulated markets:

None.

iv.	Sale transactions on regulated markets:

None.

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b.	Related parties to companies involved in the transaction:

There have been no transactions in the last six (6) months involving securities issued by ELETROBRAS Furnas or Eletrobras, which have been carried out by related parties of ELETROBRAS Furnas or Eletrobras. There was only the merger of shares of ELETROBRAS Furnas by Eletrobras, as approved by the shareholders of Eletrobras at the Extraordinary General Meeting held on January 5, 2023, as widely disclosed through the appropriate channels of Eletrobras, including the availability of the minutes on the CVM website and Eletrobras investor relations.

17.           Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion 35 of 2008.

Not applicable.

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ANNEX 5

Information on the appraisal firm in the context of the Merger

(Annex L of CVM Resolution 81)

1.	List the appraisers recommended by management

Impacto Consultores Associados, a simple company, headquartered in the city of Recife, State of Pernambuco, Rua João Fernandes Vieira, No. 190, Block B – Room 101 and 102, Boa Vista, CEP 50050.200, registered with the CNPJ/ME under No. 05.193.748/0001-71 ("Impacto"), which was contracted by Centrais Elétricas Brasileiras S.A. - Eletrobras ("Eletrobras"), subject to the ratification of such engagement by the shareholders of Eletrobras, for the purpose of drawing up an appraisal report on the value of the net book value of Furnas - Centrais Elétricas S.A. ("Accounting Appraisal Report" and "Furnas", respectively), as calculated in the closing balance sheet on June 30, 2023, for the purpose of the merger of Furnas by Eletrobras ("Merger"), which was proposed to the shareholders in the management proposal.

2.               Describe the qualifications of the recommended appraisers

The Accounting Appraisal Report was prepared by Impacto, which is a company qualified to issue accounting reports as an auditing firm registered with the CRC, which it has been since its creation. This qualification is in line with the requirements of the Brazilian Corporate Law. Impacto has proven experience in preparing appraisal reports.

3.               Provide a copy of the work proposals and remuneration of the recommended appraisers

The work proposal and respective remuneration proposal submitted by Impacto for the work described in item 1 above is attached to the management proposal as ANNEX 5-A.

4.               Describe any relevant relationship existing in the last three (3) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that deal with this matter

Impacto has provided the following services to Eletrobras and/or its related parties:

•	Accounting consultancy service at the subsidiary Eletronorte for the preparation of

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a appraisal report on the net book value as of September 30, 2021, determined through the accounting books of Norte Energia S.A; and

•	Accounting consultancy service at the subsidiary Eletronorte to prepare a appraisal report on the net book value as of December 31, 2020, determined through the accounting books of Amazonas Geração e Transmissão de energia S.A.

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ANNEX 5-A

Copy of Impacto Consultores Associados’s Work Proposal

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Recife, August 23, 2023

To

Centrais Elétricas Brasileiras S.A - ELETROBRAS

Rio de Janeiro, State of Rio de Janeiro

Reference: Asset Appraisal Reports, in accordance with accounting practices adopted in Brazil, prepared by the book values of FURNAS Centrais Elétricas, on the base date of June 30, 2023 and, if requested, on the base dates of September 30, 2023, December 31, 2023 and March 31, 2024, for the purposes of probable merger by its Controlling Company, Centrais Elétricas Brasileiras S.A. - ELETROBRAS.

Dear Sirs,

As requested by you, we present below our commercial proposal for the preparation of Accounting Appraisal Reports in accordance with accounting practices adopted in Brazil, elaborated according to the accounting values of FURNAS Centrais Elétricas on the base dates of September 30, 2023, December 31, 2023 and March 31, 2024, under the terms of Technical Communication CTG 2002, approved by the Federal Accounting Council (CFC) on November 22, 2018, for the purposes of probable merger by its Controlling Company, Centrais Elétricas Brasileiras S. A – ELETROBRAS.

1. BACKGROUND

Our firm provides consultancy services in the areas of accounting, budgeting, economics, finance, taxation and corporate systems for electricity companies, as well as providing specific training on the topics specified and preparing one (1) of Asset Appraisal Reports, in accordance with the accounting practices adopted in Brazil.

2. WORKS TO BE DONE

The scope of the work to be done for ELETROBRÁS is as follows:

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2.1.	Examine the book values of the assets, rights and obligations that make up the net equity of the entities being valued, in accordance with Brazilian accounting practices.
2.2.	Verify the existence and integrity of the assets and liabilities whose net equity is being valued, by analyzing the companies' official accounting documents (accounting ledgers, trial balances and, where necessary, documents that supported the accounting records), as at 06/30/2023.
2.3.	Verify, based on public accounting information, that assets and liabilities are recorded and valued at their appropriate accounting values, in accordance with Brazilian accounting practices.
2.4.	Verify, based on the entity's internal data, information and documents, that the assets and liabilities recorded and considered in the appraisal reports belong to the company.
2.5.	Observe that the criteria used to measure the accounts covered by the reports have been adequately disclosed in the notes to the financial statements.
2.6.	Verify, on a sample basis, that subsequent events have not affected the assets and liabilities covered by the Valuation Reports on the dates of 06/30/2023 and, if additional reports are requested, on the base dates of 09/30/2023, 12/31/2023 e 03/31/2024.
2.7.	Formally obtain confirmation from the directors and the accountant technically responsible for preparing the entity's financial statements that there are no assets or liabilities that have not been appropriately recorded and taken into account in the appraisal reports.
2.8.	Attaching a summary of the main explanatory notes dealing with asset and liability valuations to the reports, in accordance with Brazilian accounting standards.
2.9.	Issue the corresponding Accounting Appraisal Reports on the base date of June 30, 2023 and, if requested, the Accounting Appraisal Reports on the base dates of September 30, 2023, December 31, 2023 and March 31, 2024.

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3. SERVICE LOCATIONS

The work will be carried out at our office and, if necessary, at the facilities of FURNAS and ELETROBRAS, in Rio de Janeiro, State of Rio de Janeiro.

4. FEES

In view of the above, we propose the following fees:

3.1.	Forty Thousand Brazilian reais (BRL 40,000.00), per report issued, to be paid in a single installment on delivery of the final reports.
3.2.	The above price includes all social, labor, social security, commercial and tax charges and travel expenses.

5. DEADLINE FOR DELIVERY OF REPORTS

The Appraisal Report for the base date of June 30, 2023 will be completed and delivered by September 10, 2023, subject to receipt of the information requested in good time. The other reports, if requested, will be delivered within fifteen (15) days of authorization to begin work, subject to receipt of the information.

6. VALIDITY OF THE PROPOSAL

This proposal is valid for ten (10) days from the date of submission and the deadline for carrying out the work is thirty (30) days.

I remain at your disposal for any further clarification.

Yours sincerely,

Edilson Coelho da Silveira

Director

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ANNEX 6

Certificate of the minutes of the meeting of the Eletrobras’ Board of Executive Officers

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EXECUTIVE BOARD 3190th Meeting RESOLUTION	11.14.2023 RES-624/2023

RAPPORTEUR: Executive Vice-Presidency of Governance, Risks and Compliance – CAMILA GUALDA S. ARAUJO

SUBJECT: Project Integração Sudeste – Merger of ELETROBRAS Furnas

CLASSIFICATION: Sectoral

TPR – Subject Matter Framework: No (X) Yes () /Market Disclosure: No ( ) Yes (X)

The Executive Board of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its powers, based on the terms of Deliberative Proposal VGR – 030, dated 10.10.2023, after examination and analysis, RESOLVED, for subsequent forwarding to the Company's Board of Directors:

1.	To approve the appointment of Impacto Consultores Associados as the appraisal company responsible for preparing the appraisal report on the value of the accounting net equity of Furnas - Centrais Elétricas S.A. ("Accounting Appraisal Report" and "ELETROBRAS Furnas", respectively);

2.	To approve the Accounting Appraisal Report;

3.	To approve the execution, between Eletrobras and Eletrobras Furnas, of the Protocol and Justification for the Merger of Companies, which establishes the terms and conditions of the merger of ELETROBRAS Furnas by Eletrobras, and to authorize its signing;

4.	To call the 188th Extraordinary General Meeting of Eletrobras to deliberate on the following agenda:

a.	Ratify the appointment of [Impacto Consultores Associados] as the appraisal firm responsible for preparing the appraisal report on the accounting net book value of Furnas - Centrais Elétricas S.A. ("Accounting Appraisal Report" and "ELETROBRAS Furnas", respectively);
b.	Approve the Accounting Appraisal Report;
c.	Approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Protocol and Justification for the Merger, entered into by the managers of the Company and ELETROBRAS Furnas, which establishes the terms and conditions of the merger of ELETROBRAS Furnas into the Company ("Merger" and "Protocol and Justification", respectively);
d.	Approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Merger, under the terms of the Protocol and Justification;
e.	Authorize, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the directors of Eletrobras to perform all acts necessary for the implementation of the Merger.

67

EXECUTIVE BOARD 3190th Meeting RESOLUTION	11.14.2023 RES-624/2023

f.	Authorize the directors of Eletrobras to carry out all the acts necessary for the implementation of the Merger, subject to the approval of the National Electric Energy Agency - ANEEL.

5.	To determine that the Vice-Presidency of Governance, Risks and Compliance - VGR, through Strategic Governance - GRGGE), the Vice-Presidency of Legal Affairs - VJR, through Corporate Legal Affairs - JRJSO and the Governance Secretariat - GRGS adopt, each within its scope of action, the necessary measures to comply with this Resolution.

PATRÍCIA MARIA MEIRELES GRALHA

Governance Secretariat

Reserved for the Central Archive:

Proc:______________

68

ANNEX 7

Certificate of the minutes of the meeting of the Eletrobras’ Audit and Risk Committee

69

1 CAE/DCGG Rua da Quitanda, 196, 25º andar, Centro, Rio de Janeiro – RJ Phone: (21)2514-5641

CERTIFICATE OF MINUTES OF THE THREE HUNDRED AND TWENTY-FIRST AUDIT AND RISK COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 33.3.0034676-7/CNPJ No. 00001180/0001-26

It is certified, for all due purposes, that on the seventeenth day of November of the year two thousand and twenty-three, at 09:00pm, the Eletrobras Audit and Statutory Risks Committee - CAE opened a meeting. The work was coordinated by member JERÔNIMO ANTUNES (JEA), and the meeting was also attended by the Directors and members DANIEL ALVES FERREIRA (DAF) and FELIPE VILLELA DIAS (FVD), as well as the following members LUIZ CARLOS NANNINI (LCN) e LUÍS HENRIQUE BASSI ALMEIDA (LHB).

Advisory to the Board of Directors ("BoD") of Eletrobras: Merger of the wholly-owned subsidiary Eletrobras Furnas - Calling of the Holding's EGM. RES-624/2023, dated from 11.14.2023.

The The Eletrobras Vice-Presidency for Governance, Risks and Compliance - VGR, accompanied by the Vice-Presidency for Legal Affairs - VJR introduced the matter, on which occasion presented to the collegiate the proposal of the Company's Board of Directors to approve the call notice of the 188th Extraordinary General Meeting ("EGM"), contemplating, as items on the agenda: (1) to ratify the appointment of Impacto Consultores Associados as the appraisal company responsible for preparing the appraisal report on the net book value of ELETROBRAS Furnas ("Accounting Appraisal Report"); (2) to approve the Accounting Appraisal Report; (3) to approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Protocol and Justification for the Merger of Companies, entered into by the managers of the Company and ELETROBRAS Furnas, which establishes the terms and conditions of the merger of ELETROBRAS Furnas into the Company ("Merger" and "Protocol and Justification", respectively); (4) to approve, with effectiveness conditional on the implementation of the suspensive conditions set forth in the Protocol and Justification, the Merger, pursuant to the Protocol and Justification; and (5) to authorize, with effectiveness conditional on the implementation of the suspensive conditions set forth in the Protocol and Justification, the Company's managers to carry out all acts necessary to implement the Merger, pursuant to Board Resolution RES-624/2023, dated from 11.14.2023.

After commenting on the matter, based on the supporting material made available and the clarifications provided during the meeting, the Statutory Audit and Risk Committee, in advisory to the Board of Directors of Eletrobras, exclusively from the perspective of its statutory and regimental scope of action unanimously opined on the approval of the proposed merger of Eletrobras Furnas by Eletrobras, with the consequent succession, in a universal manner, in all assets, rights and obligations of Eletrobras Furnas by the Company, under the terms of RES-624/2023, dated from 11.14.2023.

This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance at Eletrobras.

Rio de Janeiro, November 21, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR Secretary of Governance at Eletrobras

70

ANNEX 8

Certificate of the minutes of the meeting of the Eletrobras’ Strategy, Governance and Sustainability Committee

71

1 CEGS/GRGCS Av. Graça Aranha, 26, 4th floor Centro, Rio de Janeiro – RJ RCEGS 58ª, dated from 11.23.2023

CERTIFICATE OF MINUTES OF THE 58th MEETING OF THE STRATEGY, GOVERNANCE AND SUSTAINABILITY COMMITTEE – CEGS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 33300346767/CNPJ No. 00001180/0001-26

Hereby certifies, for all due purposes, that on the 23th day of November of the year two thousand and twenty-three, at 02:00pm, the 58th meeting of the Eletrobras Statutory Strategy, Governance and Sustainability Committee - CEGS was installed, with the closing of the work recorded at 06:30pm of the present day. The meeting was held in person. The meeting was held in person. Member MARISETE FÁTIMA DADALD PEREIRA (MFP) attended the meeting in person, as coordinator and member; members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), VICENTE FALCONI CAMPOS (VFC) and PEDRO BATISTA DE LIMA FILHO (PBL) attended in person. Member MARCELO GASPARINO DA SILVA (MGS) recorded remote participation by videoconference. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. The Committee was chaired by Governance Superintendent BRUNO KLAPPER LOPES (BKL) and Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ).

Advisory to the Board of Directors ("BoD") of Eletrobras: 188th Extraordinary General Meeting - Merger of Furnas - Centrais Elétricas S.A. ("ELETROBRAS Furnas") by Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") - RES-624/2023, dated from 11.14.2023.

After commenting on the matter, in the light of the presentation made, pursuant to Board Resolution RES-624/2023, dated from 14.11.2023, based on the supporting material made available and also the clarifications provided by the Legal Vice-Presidency and the Vice-Presidency of Governance, Risks and Compliance, the Strategy, Governance and Sustainability Committee - CEGS, in advisory to the Eletrobras Board of Directors, and exclusively from the perspective of strategy and governance, unanimously opined, under the terms proposed by the Executive Board, for the approval of the proposed merger of ELETROBRAS Furnas, by Eletrobras. This certificate is drawn up at the request of the CEGS Coordinator and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR Eletrobras' Governance Secretary.

Rio de Janeiro, November 23, 2023.

72

ANNEX 9

Certificate of the minutes of the meeting of the Eletrobras’ Fiscal Council

73

1 GRGS Av. Graça Aranha, 26 Center, Rio de Janeiro – RJ

CERTIFICATE OF MINUTES OF THE 554th MEETING OF THE FISCAL COUNCIL OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

1.	DATE, TIME AND PLACE: Extraordinary meeting held on 11.24.2023, exclusively remotely via the “Webex Meetings” digital platform.
2.	CALL NOTICE: Held by e-mail on 11.14.2023. The documents for this meeting available on that date have been attached into the Atlas Governance Portal.
3.	ATTENDANCE: The 554th Fiscal Council Meeting of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") was attended by the following members Mr.Carlos Eduardo Teixeira Taveiros, as Chairman and member, and Mr. Gisomar F. de Bittencourt Marinho, Mr. José Raimundo dos Santos and Mr. Ricardo Bertucci also attended the meeting as members. Member Marcos Barbosa Pinto was absent with justification.
4.	AGENDA: Under the terms of article 163, item III, of Law no. 6,404, of December 15, 1976, and article 45, item III, of Eletrobras' Bylaws, to opine and issue an opinion on management's proposal for the merger, by Eletrobras, of Furnas - Centrais Elétricas S.A., a wholly-owned subsidiary of the Company ("Merger" and "ELETROBRAS Furnas", respectively), to be submitted for resolution at the Company's 188th Extraordinary General Meeting.
5.	RESOLUTION: After examining and discussing the matter on the Agenda, including with the members of the Board of Directors through joint participation on this date (Board Of Directors Meeting No. 996), the members of the Supervisory Board unanimously and without reservations gave their opinion in favor, in accordance with the opinion attached to these minute, to the proposal by the Company's management to approve the Merger by Eletrobras of ELETROBRAS Furnas, a wholly-owned subsidiary of the Company, under the terms of the Protocol and Justification for the Merger of Companies. in the form of the opinion attached to these minutes.
6.	CLOSING: There being no further business, the Chairman of the Meeting adjourned the meeting and decided to draw up these Minutes which, after being read and approved, will be signed by those present and by me, Ana Luiza Cursino Pinto dos Santos, Member of the Governance Secretariat in charge of running the meeting.

Rio de Janeiro, November 24, 2023.

ANA LUIZA CURSINO PINTO DOS SANTOS

Governance Secretariat - GRGS

74

ANNEX 9-A

Eletrobras’ Fiscal Council Opinion

75

FISCAL COUNCIL 554th Meeting	11.24.2023

OPINION ON THE MERGER OF A WHOLLY-OWNED SUBSIDIARY

The Fiscal Council of Eletrobras ("Company"), exercising the powers conferred to it by article 163, item III, of Law No. 6,404, of December 15, 1976, and article 45, item III, of Eletrobras' Bylaws, examined the proposal by the Company's Board of Directors for the merger by Eletrobras of the wholly-owned subsidiary Furnas - Centrais Elétricas S. A. and based on the documents made available and the clarifications provided during the joint meeting with the Company's Board of Directors on this date (997th BoD), unanimously expressed its opinion in favor of the merger proposal, in favor of forwarding it to the 188th General Shareholders' Meeting of the Company for resolution.

Rio de Janeiro, November 24, de 2023.

CARLOS EDUARDO TEIXEIRA TAVEIROS	GISOMAR F. DE BITTENCOURT MARINHO
Chairman of the Fiscal Council	Member of the Fiscal Council

JOSÉ RAIMUNDO DOS SANTOS	RICARDO BERTUCCI
Member of the Fiscal Council	Member of the Fiscal Council

76

ANNEX 10

Certificate of the minutes of the meeting of the Eletrobras’ Board of Directors

77

1 CA Av. Graça Aranha, 26, 4th floor Centro, Rio de Janeiro – RJ 997th BoD, held on 11.24.2023

1

CERTIFICATE

MINUTES OF THE 997TH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS
BRASILEIRAS S.A. – ELETROBRAS

NIRE 33300346767/CNPJ No. 00001180/0001-26

It is certified, for all due purposes, that on the 997th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed at 09:15 am of the twenty-fourth day of November of the year two thousand and twenty-three, as convened by the Chairman of the Board of Directors, by means of electronic correspondence, pursuant to article 25, paragraph 4, of the Company's Bylaws. The meeting was held at Eletrobras' headquarters, located at Avenida Graça Aranha, No. 26, 20th floor, Centro, Rio de Janeiro - RJ. Board Member VICENTE FALCONI CAMPOS (VFC) chaired the meeting in person. Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP), DANIEL ALVES FERREIRA (DAF), PEDRO BATISTA DE LIMA FILHO (PBL), MARCELO GASPARINO DA SILVA (MGS) and MARCELO DE SIQUEIRA FREITAS (MSF) attended the meeting in person. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. In compliance with the provisions of art. 163, §3, of Law no. 6.404/76, the following members of the Fiscal Council took part in the explanatory and deliberative part of the meeting as guests: Carlos Eduardo Teixeira Taveiros, Gisomar F. de Bittencourt Marinho, José Raimundo dos Santos and Ricardo Bertucci. The meeting was chaired by Governance Superintendent BRUNO KLAPPER LOPES (BKL) and Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Vice-President for Governance, Risks and Compliance, Ms. Camila Gualda Sampaio Araújo, attended the meeting in person as a guest.

INSTRUCTION: The support material was made available to the Directors via the Governance Portal.

INSTALLATION AND DELIBERATION QUORUMS: As prescribed in article 25, caput, of the Eletrobras Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its resolutions must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum portrayed in article 26 of the Bylaws. The meeting was installed with the presence of 9 members, in compliance with the minimum installation quorum of five members, and with a minimum quorum for taking resolutions of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the resolution. The prior declaration of a conflict of interest on the part of a director and/or their momentary absence from the conclave will result in their absence for the purposes of calculating the minimum quorum for the respective resolution.

AGENDA: Eletrobras' Board of Directors, by means of RES-624/2023, of November 14, 2023, formalized a resolution proposal with the purpose of calling Eletrobras' 188th Extraordinary Shareholders' Meeting with the following agenda: (1) ratify the appointment of Impacto Consultores Associados as the appraisal company responsible for preparing the appraisal report on the value of the book equity of Furnas - Centrais Elétricas S.A. ("Accounting Appraisal Report" and "ELETROBRAS Furnas", respectively); (2) to approve the Accounting Appraisal Report; (3) to approve, subject to the implementation of the suspensive conditions set out in the Protocol and Justification, the Protocol and Justification for the Merger of Companies, entered into by the managers of the Company and ELETROBRAS Furnas, which establishes the terms and conditions for the merger of ELETROBRAS Furnas into the Company ("Merger" and "Protocol and Justification", respectively); (4) to approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Merger, under the terms of the Protocol and Justification; and (5) to authorize, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, Eletrobras' directors to perform all acts necessary for the implementation of the Merger.

78

RESOLUTION: DEL 191,dated from 11.24.2023. Merger of ELETROBRAS Furnas. RES 624, of 11.14.2023. The terms of the Merger, as reflected in the Protocol and Justification, as well as the convening of the 188th Extraordinary General Meeting of Eletrobras and all the items on the respective agenda, were approved, without reservations or restrictions, by unanimous vote of the Board of Directors present, and with the prior advice of the Company's competent governance bodies, as applicable, under the terms proposed by the Board of Executive Officers by means of RES-624/2023.

Closure and drawing up of minutes: It is hereby recorded that the material relating to the items resolved at this Board of Directors' Meeting is on file at the Company's head office. There being no further business to discuss with regard to DEL-191/2023, the Chairman VFC declared the related work closed and instructed the Governance Secretary to draw up this Certificate which, having been read and approved, is signed by the same Secretary. The other resolutions taken at this meeting have been omitted from this certificate, as they relate to purely internal interests of the Company, a legitimate precaution, supported by the Administration's duty of secrecy, in accordance with the "caput" of article 155 of the Brazilian Corporate Law, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. The following were present: Chaiman VICENTE FALCONI CAMPOS; Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP), DANIEL ALVES FERREIRA (DAF), PEDRO BATISTA DE LIMA FILHO (PBL), MARCELO GASPARINO DA SILVA (MGS) and MARCELO DE SIQUEIRA FREITAS (MSF); Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, November 24, 2023.

_________________________________

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

79

ANNEX 11

Certificates of the minutes of the meeting of the ELETROBRAS Furnas’ Executive Board

80

EXECUTIVE BOARD RESOLUTION

RD No. 001/3404

The Executive Board of FURNAS - Centrais Elétricas S.A. - ELETROBRAS Furnas, at its 3404th meeting, held on 11.23.2023, resolved, pursuant to PRD.PR.F.001.2023, of 11.23.2023:

1.	To acknowledge the appointment, by Centrais Elétricas Brasileiras S.A. - Eletrobras ("Sole Shareholder"), of Impacto Consultores Associados as the appraisal company responsible for preparing the appraisal report on the value of ELETROBRAS Furnas' accounting net equity ("Accounting Appraisal Report");

2.	To approve the Accounting Valuation Report;

3.	To approve the execution, between the Sole Shareholder and ELETROBRAS Furnas, of the Protocol and Justification for the Merger of Company, which establishes the terms and conditions of the merger of ELETROBRAS Furnas by the Sole Shareholder, and to authorize its signature; and

4.	Under the terms of article 10, item II, and article 28, item XVI, both of the Bylaws of ELETROBRAS Furnas, request the Sole Shareholder, through the Vice-Presidency of Governance, Risks and Compliance, to hold an Extraordinary General Meeting of ELETROBRAS Furnas to deliberate on the following agenda:

i.	To ratify the appointment of Impacto Consultores Associados as the appraisal firm responsible for preparing the appraisal report on the accounting net book value of Furnas - Centrais Elétricas S.A. ("Accounting Appraisal Report" and "ELETROBRAS Furnas", respectively);
ii.	To approve the Accounting Appraisal Report;
iii.	To approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Protocol and Justification for the Merger of Companies, entered into by the directors of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Sole Shareholder") and ELETROBRAS Furnas, which establishes the terms and conditions of the merger of ELETROBRAS Furnas by the Sole Shareholder ("Merger" and "Protocol and Justification", respectively);
iv.	To approve, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the Merger, under the terms of the Protocol and Justification;
v.	To authorize, subject to the implementation of the suspensive conditions set forth in the Protocol and Justification, the directors of the Sole Shareholder to carry out all the acts necessary for the implementation of the Merger.

Mariana Lago Garcia Bittencourt

Governance Secretariat

Reserved for the Central Archive:

Proc:______________

81

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.